UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ) *

LOOKSMART, LTD.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

543442503

 (CUSIP Number)

Michael Onghai, CFA
600 Madison Ave, 16th Floor
New York, New York 10022
(212) 399-4286

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 543442503
1. Names of Reporting Persons. Ibis Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 862,675
9. Sole Dispositive Power 0
10. Shared Dispositive Power 862,675
11. Aggregate Amount Beneficially Owned by Each Reporting Person 862,675
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.0%
14. Type of Reporting Person (See Instructions) OO/IA

CUSIP No. 543442503
1. Names of Reporting Persons. Joseph J. D'Ambrosio
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 862,675
9. Sole Dispositive Power 0
10. Shared Dispositive Power 862,675
11. Aggregate Amount Beneficially Owned by Each Reporting Person 862,675
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.0%
14. Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 543442503
1. Names of Reporting Persons. Michael Onghai
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF/OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 862,675
9. Sole Dispositive Power 0
10. Shared Dispositive Power 862,675
11. Aggregate Amount Beneficially Owned by Each Reporting Person 862,675
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.0%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 543442503
1. Names of Reporting Persons. MD Witter Investments, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 862,675
9. Sole Dispositive Power 0
10. Shared Dispositive Power 862,675
11. Aggregate Amount Beneficially Owned by Each Reporting Person 862,675
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.0%
14. Type of Reporting Person (See Instructions) OO/IA

CUSIP No. 543442503
1. Names of Reporting Persons. Michael D. Witter
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 862,675
9. Sole Dispositive Power 0
10. Shared Dispositive Power 862,675
11. Aggregate Amount Beneficially Owned by Each Reporting Person 862,675
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.0%
14. Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 543442503
1. Names of Reporting Persons. Peter Tsu
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 862,675
9. Sole Dispositive Power 0
10. Shared Dispositive Power 862,675
11. Aggregate Amount Beneficially Owned by Each Reporting Person 862,675
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.0%
14. Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement relates to the common stock of LOOKSMART, LTD.  The address of the principal executive offices of the issuer is 55 Second Street, San Francisco, California 94105.

Item 2. Identity and Background.

This statement is jointly filed by and on behalf of Ibis Management, LLC, Joseph J. D'Ambrosio, Michael Onghai, MD Witter Investments, LLC, Michael D. Witter, and Peter Tsu.

Ibis Management, LLC, Joseph J. D'Ambrosio, and Michael Onghai ("Ibis Reporting Persons")

Ibis Management acts as an investment adviser and/or manager to other persons and may be deemed to beneficially own securities owned or held by or for the account or benefit of such persons.  The principal business of Ibis Management is serving as an investment adviser and/or manager to other persons.

Mr. D'Ambrosio is the President and managing member of Ibis Management and may be deemed to control, and beneficially own securities owned or held by, Ibis Management.  The present principal occupation of Mr. D'Ambrosio is serving as the President of Ibis Management.

Mr. Onghai is a principal of, and acts as a portfolio manager for, Ibis Management and may be deemed to beneficially own securities owned or held by Ibis Management.  The present principal occupation of Mr. Onghai is serving as a portfolio manager of Ibis Management.

The address of the principal office or business address, as applicable, of each Ibis Reporting Person is 600 Madison Ave, 16th Floor, New York, New York 10022.

MD Witter Investments, LLC, Michael D. Witter, and Peter Tsu ("Witter Reporting Persons")

MD Witter Investments acts as an investment adviser and/or manager to other persons and may be deemed to beneficially own securities owned or held by or for the account or benefit of such persons.  The principal business of MD Witter Investments is serving as an investment adviser and/or manager to other persons.

Mr. Witter is the Chief Executive Officer and a member of MD Witter Investments and may be deemed to control, and beneficially own securities owned or held by, MD Witter Investments.  The present principal occupation of Mr. Witter is serving as the Chief Executive Officer of MD Witter Investments.

Mr. Tsu is a Managing Director of, and acts as a portfolio manager for, MD Witter Investments and may be deemed to beneficially own securities owned or held by MD Witter Investments.  The present principal occupation of Mr. Tsu is serving as a portfolio manager of MD Witter Investments.

The address of the principal office or business address, as applicable, of each Witter Reporting Person is 600 Madison Avenue, 25th Floor, New York, New York 10022.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for purposes of Section 13(d) or (g) of the Act, including with each other reporting person (if any) and other person named herein (if any) by reason of the relationships among such persons described herein (if any) and/or other persons as a result of relationships with such persons.  As a result of such relationships, each reporting person may be deemed to directly or indirectly (through contract, arrangement, understanding, relationship, or otherwise) share voting power and investment power (including dispositive power) with respect to (and/or otherwise beneficially own) securities owned or held by each other reporting person.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, a member of any group with respect to the issuer or any securities of the issuer.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

The citizenship or place of organization, as applicable, of each reporting person is stated in Item 6 on such person's cover page hereto.  No reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.  No reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such person was a party during the last five years.

Item 3. Source and Amount of Funds or Other Consideration.

The securities covered by this statement as of April 5, 2011 were acquired pursuant to open market purchases using an amount of funds equal to approximately $1,415,746 (including commissions).  The source of such funds is stated in Item 6 on the cover page(s) hereto and included working capital of persons or accounts advised or managed by Ibis Management or MD Witter Investments and personal funds of Michael Onghai.

Item 4. Purpose of Transaction.

The securities covered by this statement were acquired for investment purposes.  Each reporting person believes that the subject class of securities is undervalued and represents an attractive investment opportunity.

The reporting persons have engaged in discussions with each other and the issuer, security holders of the issuer, and other persons from time to time with respect to various matters, including the subject class of securities and the business and operations of the issuer.

Each reporting person is involved in the investment business and plans and proposes to review and analyze the investment in the issuer of each person and/or account, if any, advised or managed directly or indirectly by such reporting person, as applicable, and the investment, if any, of such reporting person in the issuer, as applicable, on a continuing basis.  Depending upon the factors described below and any other factors that are or become relevant, each reporting person plans and proposes to: (a) acquire additional shares of common stock and/or other equity, debt, and/or other securities of the  issuer and/or securities related to the issuer, including, without limitation, swaps and/or other similar derivative securities that are based upon the value of the shares of common stock or other securities of the issuer (collectively, "Issuer Securities") in open market or privately negotiated transactions or otherwise; (b) sell all or part of any such Issuer Securities in open market or privately negotiated transactions or otherwise; (c) engage  in  hedging and/or similar transactions with respect to Issuer Securities; (d) engage in discussions and/or otherwise communicate with the issuer, management, members of the board of directors, and other representatives of the issuer, and/or security holders of the issuer from time to time with respect to various matters, including the issuer, Issuer Securities, the business and operations of the issuer, the composition of the issuer's management and board of directors, and the issuer's capitalization and dividend policy; (e) make a proposal or proposals to request that the issuer and/or security holders of the issuer consider one or more extraordinary transactions, such as a merger or reorganization; (f) suggest or recommend one or more transactions involving the acquisition, sale, or exchange of all or part of the equity interests in and/or assets of the issuer and/or actions which relate to or could result in, among other things, changes to the issuer's management, board of directors, capitalization, dividend policy, business, structure, governing documents, and/or similar actions; (g) make a proposal or proposals for the acquisition or sale of all or part of the equity interests in and/or assets of the issuer; and/or (h) engage in a combination or combinations of the foregoing plans and/or proposals.

Each plan and proposal (and potential alternative plan or proposal, if any) may be subject to, and depend upon, a variety of factors, including, without limitation: (i) current and anticipated future trading prices of Issuer Securities; (ii) the issuer's financial condition and position, results of operations, prospects, and strategic direction; (iii) general industry conditions; (iv) the availability, form, and terms of financing and other investment and business opportunities; (v) general stock market and economic conditions; (vi) tax considerations; and (vii) other factors.

Any purchase, sale, acquisition, proposal, recommendation, or other action or transaction may be taken or made at any time without prior notice.  Although the plans and proposals described herein reflect the plans and proposals presently contemplated by each reporting person with respect to the issuer and/or Issuer Securities, each such plan and proposal is subject to change at any time and dependent upon contingencies and assumed and speculative conditions and other factors, including, without limitation, actions taken by the issuer and the issuer's board of directors and the outcome of the discussions and communications and other actions and transactions described above.  There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or that any action contemplated by any such plan or proposal (or any similar action) will be taken.

Except as otherwise described herein, no reporting person currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.  However, each reporting person may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           The aggregate number and percentage of the class of securities identified pursuant to Item 1 hereof beneficially owned by each reporting person is stated (and those securities for which such reporting person has a right to acquire, if any, are identified) in Items 11 and 13 on such person's cover page hereto.

(b)           Number of securities for or as to which such reporting person has:

(i)	Sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.

(c)             Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting person(s) are described in Exhibit 99.1 hereto.  Except as described in Exhibit 99.1 hereto or otherwise described herein, no transactions in the class of securities reported on were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.

The information required to be provided by Item 5(c) of Schedule 13D in this statement is provided in Exhibit 99.1 hereto or otherwise herein.  The information in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

(d)             Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the reporting person(s).

(e)             Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, no reporting person has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the issuer.

Item 7. Material to be Filed as Exhibits.

Each exhibit described herein is filed as an exhibit hereto as follows:

Exhibit	Description
24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)
99.1	Additional Transaction Information (furnished herewith)

Remainder of Page Intentionally Left Blank.  Signature Page(s) to Follow.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ibis Management, LLC

By:	/s/ Joseph J. D'Ambrosio
Name:	Joseph J. D'Ambrosio
Title:	Managing Member
Date:	April 5, 2011

Joseph J. D'Ambrosio

By:	/s/ Joseph J. D'Ambrosio
Name:	Joseph J. D'Ambrosio
Date:	April 5, 2011

Michael Onghai

By:	/s/ Michael Onghai
Name:	Michael Onghai
Date:	April 5, 2011

MD Witter Investments, LLC

By:	/s/ Michael D. Witter
Name:	Michael D. Witter
Title:	Chief Executive Officer
Date:	April 5, 2011

Michael D. Witter

By:	/s/ Michael D. Witter
Name:	Michael D. Witter
Date:	April 5, 2011

Peter Tsu

By:	/s/ Peter Tsu
Name:	Peter Tsu
Date:	April 5, 2011

Remainder of Page Intentionally Left Blank.  Exhibit Index to Follow.

EXHIBIT INDEX

Exhibit	Description
24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)
99.1	Additional Transaction Information (furnished herewith)

Remainder of Page Intentionally Left Blank.  Exhibit(s) to Follow.